UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NORTEL INVERSORA S.A.

Item
1.	Free translation of letter dated March 26, 12 to the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) regarding director resignation

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, March 26, 2012

Chairman of the

Comisión Nacional de Valores (“CNV”)

Mr. Alejandro Vanoli

S.             /             D.

Dear Mr. Alejandro Vanoli:

Re:	Resignation of a member of the Board of Directors.
Chapter XXI. Section 3, par. 3) of the CNV Rules (NT 2001)

As attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, Mr. Franco Livini has submitted his resignation as Director and President of the Company, effective as of the conclusion of the next stockholders’ meeting of the Company.

Mr. Livini resigned his position in the Company due to personal reasons.

The Company’s Board of Directors shall consider Mr. Livini’s resignation during its next meeting.

Sincerely,

María Blanco Salgado
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	March 27, 2012	By:	/s/ Jorge Alberto Firpo
			Name:	Jorge Alberto Firpo
			Title:	General Manager